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                                                              Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             AMC Entertainment Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Common Stock, par value 66 2/3(cent) per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001669100
                -------------------------------------------------
                                 (CUSIP Number)


                                October 10, 2002
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)



                                                        Exhibit Index on page 10

CUSIP No. 001669100                   13G                     Page 2 of 11 Pages

________________________________________________________________________________
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                Onex Corporation

________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

________________________________________________________________________________
3     SEC USE ONLY



________________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          2,336,900 Common Shares
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            2,336,900 Common Shares
________________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,336,900  Common Shares

________________________________________________________________________________
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             [ ]

________________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.2%

________________________________________________________________________________
12    TYPE OF REPORTING PERSON (See Instructions)

               CO

________________________________________________________________________________
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CUSIP No. 001669100                   13G                     Page 3 of 11 Pages

________________________________________________________________________________
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                Gerald W. Schwartz

________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

________________________________________________________________________________
3     SEC USE ONLY



________________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Canadian

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          2,336,900 Common Shares
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            2,336,900 Common Shares
________________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,336,900 Common Shares

________________________________________________________________________________
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             [ ]

________________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.2%

________________________________________________________________________________
12    TYPE OF REPORTING PERSON (See Instructions)

               IN

________________________________________________________________________________
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CUSIP No. 001669100                   13G                     Page 4 of 11 Pages

________________________________________________________________________________
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                M Investments LLC

________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

________________________________________________________________________________
3     SEC USE ONLY



________________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           None
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          2,336,900 Common Shares
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         None
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            2,336,900 Common Shares
________________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,336,900 Common Shares

________________________________________________________________________________
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             [ ]

________________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.2%

________________________________________________________________________________
12    TYPE OF REPORTING PERSON (See Instructions)

               00

________________________________________________________________________________
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                                                              Page 5 of 11 Pages

ITEM 1(A)         NAME OF ISSUER:

                  AMC Entertainment Inc. (the "Company")

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  920 Main Street
                  Kansas City, MO 64105

ITEM 2(A)         NAME OF PERSON FILING:

                  Onex Corporation ("Onex")
                  Gerald W. Schwartz
                  M Investments LLC ("M Investments")
                  Onex, Mr. Schwartz and M Investments are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                  161 Bay Street
                  P.O. Box 700
                  Toronto, Ontario
                  M5J 2S1
                  Canada

                  The address of the principal business office of M Investments is:

                  421 Leader Street
                  Marion, OH 43302

ITEM 2(C)         CITIZENSHIP:

                  Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario,
                  Canada corporation. M Investments is a Delaware limited
                  liability company.
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                                                              Page 6 of 11 Pages


ITEM 2(D)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value 66-2/3 (cent) per share.

ITEM 2(E)                  CUSIP NO.:

                           001669100

ITEM 3                     IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                           240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER
                           THE PERSON FILING IS A:

                           This statement is not filed pursuant to
                           Sections 240.13d-1(b) or 240.13d-2(b) or (c).

ITEM 4                     OWNERSHIP:

                           (a)   Amount beneficially owned:

                                 2,336,900 Common Shares.

                           (b)   Percent of class:

                                 7.2%; based on 32,594,278 Common Shares
                                 outstanding as of August 12, 2002, as reported in the Company's Amendment No. 1 to its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange
                                 Commission on August 13, 2002.

                           (c)   Number of shares as to which such person has:

                                 (i)   Sole power to vote or to direct the vote:

                                       0

                                 (ii)  Shared power to vote or to direct the
                                       vote:

                                       2,336,900 Common Shares.

                                 (iii) Sole power to dispose or to direct the
                                       disposition of:

                                       0

                                 (iv) Shared Power to dispose or to direct the disposition of:

                                       2,336,900 Common Shares.
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                                                              Page 7 of 11 Pages


                        M Investments is the direct beneficial owner of the Common Stock reported herein. Onex, as the direct owner of all of the outstanding equity interests of M
                        Investments, is an indirect beneficial owner of all such shares. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported hereunder.

ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY OR CONTROL PERSON:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable
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                                                              Page 8 of 11 Pages


ITEM 10           CERTIFICATIONS:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
                  changing or influencing the control of the issuer of the
                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purpose or effect.
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                                                              Page 9 of 11 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2002


                                             ONEX CORPORATION


                                             By: /s/ DONALD W. LEWTAS
                                                 -------------------------------
                                                 Name:  Donald W. Lewtas
                                                 Title: Authorized Signatory


                                             /s/ DONALD W. LEWTAS
                                             -----------------------------------
                                             Authorized signatory for
                                             Gerald W. Schwartz


                                             M INVESTMENTS LLC


                                             By: /s/ DONALD WEST
                                                 -------------------------------
                                                 Donald West, Director
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                                                             Page 10 of 11 Pages

                                Index to Exhibits

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
                                                          PAGE NO. IN SEQUENTIAL
                                                             NUMBERING SYSTEM
EXHIBIT                                                      ----------------
-------
1.    Joint Filing Agreement, dated October 21, 2002
      among M Investments, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura
      Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on
      September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura
      Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.